02055517

GLOBAL MARKETS
CAPITAL CORPORATION

Chrysler Building
405 Lexington Avenue – 45th Floor
New York, New York 10174
212-808-9700
212-808-9701

02 OCT 23 AM 11:01

August 20, 2001

PROCESSED
NOV 04 2002
P THOMSON FINANCIAL

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Jamaica Broilers Group Limited
(the "Issuer"); File Number 82-3720

To Whom it May Concern:

On behalf of the Issuer, we enclose filings for the Jamaica Broilers Group Limited. The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

1. Copy of the Company's letter to the Jamaica Stock Exchange re 1st Quarter Unaudited Results dated September 13, 2002.
2. Copy of the Unaudited Results for the 1st Quarter ended July, 2002-09-30
3. Copy of the Company Secretary's Report as of September 6, 2002 in accordance with Rules 407A (vii) of the Jamaica Stock Exchange Rules.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,

Mark R. Saunders

dlw 10/29

Encl.

Jamaica Broilers Group Limited

September 23, 2002

Mr. Mark Saunders
President
Global Markets Capital Corporation
The Chrysler Building
405 Lexington Avenue
45th Floor
New York, N. Y. 10174

Dear Mr. Saunders,

I enclose the following for your submission to the SEC on the Company's behalf:-

1. Copy of the Company's letter to the Jamaica Stock Exchange re year end audited results dated April 27, 2002.

2. Copy of the audited results for year ended April 27, 2002.

3. Copy of the Company Secretary's Report as of July 31, 2002 in accordance with Rule 408A (xiii) of the Jamaica Stock Exchange Rules.

Yours sincerely,

....

Ian Parsard
Vice President
Finance & Accounting

IP/ck

Encs

Content
McCook's Pen, St. Catherine
CSO
Jamaica, W.I.
Tel.: (876) 943-4376, 943-4370 Fax: (876) 943-4322

JAMAICA BROILERS GROUP OF COMPANIES

Jamaica Broilers Group Limited

August 22, 2002

Mr. Wain Iton
General Manager
Jamaica Stock Exchange
40 Harbour Street
Kingston

Re - Jamaica Broilers Group Ltd. Audited Financial Statements 2001/02

Dear Wain,

In accordance with Rule 408 of the Jamaica Stock Exchange Rules, we forward herewith two copies of the Company's audited results for the year ended April 27, 2002. (Both copies bear the signatures of directors Mr. R. Levy and Mr. Malcolm McDonald. Copies without the 'draft' sash will follow.) Attached is also the Company Secretary's report required pursuant to Rule 408A (xiii).

Results are scheduled for publication in the Gleaner and Observer beginning next Wednesday, August 28th, 2002.

If there is any additional requirement, please do not hesitate to contact me.

Ian Parsard
Vice President
Finance and Accounting

Encs

Content
McCook's Pen, St. Catherine
CSO
Jamaica, W.I.
Tel.: (876) 943-4376, 943-4370 Fax: (876) 943-4322

JAMAICA BROILERS GROUP LIMITED ("the Company")

For purposes of compliance with Rule 408A(xiii) of the Jamaica Stock Exchange Rules, details of the stockholdings of Directors and Senior Management and their connected persons as at July 31, 2002, are set out hereunder.

Directors	No of shares	Connected Party	No of shares
R Danny Williams**	4,266,666	Shirley Williams (Joint holder)	
Robert Levy	7,234,994	Portland Corporation Ltd *	149,901,722
Phillip Levy	4,105,806	Portland Corporation Ltd*	149,901,722
Christopher Levy	1,950,940		
Malcolm McDonald	1,331,200		
I V (Polly) Brown	NIL		
Dr Nigel A L Clarke	8,898		
Headley Brown	338,232		
Barrington Pryce	53,248		
Douglas Senior**	NIL		
Hirlie Williams	63,601		
Semior Managment	**No of shares**	**Connected Party**	**No of shares**
Ian Parsard	157,638		
Major N Lewis	2,305,564		
Claudette Cooke	413,225		
Leon Headley	2,178,054		

The stockholdings of those persons holding the ten (10) largest blocks of shares as at July 31, 2002, and which has not, to my knowledge, changed materially since that date, are set out hereunder.

SHAREHOLDER		AMOUNT OF STOCK
1.	Portland Corporation Ltd.	149,901,722
2.	Ja. Broilers a/c - JBET	111,594,030
3.	Halcyon Ltd.	48,863,396
4.	The Arrol Trust	31,115,594
5.	National Insurance Fund	23,912,805
6.	Scotia Trust a/c # 542	18,090,068
7.	Pan Caribbean Merchant Bank a/c 1996	14,977,916
8.	West Indies Trust Co WT89	13,311,998
9.	Carzlyn Ltd	9,706,478
10.	Capital & Credit Holdings Ltd.	5,970,168

Ian Parsard
Acting Secretary
August 22, 2002

PRICEWATERHOUSECOOPERS

JAMAICA BROILERS GROUP LIMITED

Financial Statements
27 April 2002

Jamaica Broilers Group Limited
Index
Year ended 27 April 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Scotiabank Centre
Duke Street
Box 372
Kingston Jamaica
Telephone (876) 922 6230
Facsimile (876) 922 7581

22 August 2002

To the Members of
Jamaica Broilers Group Limited
Kingston

Auditors' Report

We have audited the financial statements set out on pages 1 to 27. These financial statements are the responsibility of the directors and management. The directors and management are required to select suitable accounting policies and then apply them consistently, make judgements and estimates that are reasonable and prudent, follow applicable accounting standards and prepare the financial statements on a going concern basis unless it is inappropriate to presume that the group and the company will continue in business. The directors and management are responsible for keeping proper accounting records, for safeguarding the assets of the group and the company and for the prevention and detection of fraud and other irregularities. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain subsidiaries resident outside of Jamaica, which reflect revenues outside the group of $275,631,000 and $145,113,000 for the years 27 April 2002 and 28 April 2001, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries is based solely on the report of the other auditors.

We conducted our audit in accordance with standards on auditing generally accepted in Jamaica. Those standards require that we plan and perform the audit to obtain all the information and explanations which we considered necessary to provide us with reasonable assurance that the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes assessing the accounting principles used and significant estimates made by the directors and management, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS

In our opinion, based on our examination and on the reports of the auditors of those subsidiaries not audited by us, proper accounting records have been kept and the financial statements, which are in agreement therewith, give a true and fair view of the state of affairs of the group and the company as at 27 April 2002 and of the results of operations and cash flows of the group and changes in equity for the group and the company for the year then ended, so far as concerns the members of the company, and have been prepared in accordance with Jamaican generally accepted accounting principles and comply with the provisions of the Jamaican Companies Act.

PricewaterhouseCoopers.

Chartered Accountants
Kingston, Jamaica

Jamaica Broilers Group Limited

Group Profit and Loss Account

Year ended 27 April 2002

	Note	27 April 2002 $'000	28 April 2001 $'000
Turnover	3	6,422,690	6,047,225
Cost of sales		(4,779,062)	(4,546,565)
Gross Profit		1,643,628	1,500,660
Other operating income		37,780	16,077
Distribution costs		(326,117)	(249,655)
Administrative and other expenses		(869,568)	(826,220)
Operating Profit	4	485,723	440,862
Finance costs	6	(110,535)	(154,752)
Share of results of associated companies		52,000	47,728
Exceptional items	7	(26,631)	605
Profit before Taxation		400,557	334,443
Taxation	8	(62,547)	(21,018)
Net Profit Attributable to Stockholders of Holding Company		338,010	313,425
Dealt with in the financial statements of:			
Holding company		157,605	185,993
Subsidiaries		135,405	88,770
Associated companies		45,000	38,662
		Cents	**Cents**
Earnings Per Stock Unit	9	39.46	36.59

Jamaica Broilers Group Limited

Group Balance Sheet

27 April 2002

	Note	27 April 2002 $'000	28 April 2001 $'000
NET ASSETS EMPLOYED			
Fixed Assets	10	1,686,219	1,617,249
Investments	11	204,714	165,176
Deferred Expenditure	12	17,852	19,300
Current Assets			
Inventories	14	955,042	916,970
Receivables	15	667,021	585,679
Affiliates	16(b)	13,199	4,382
Taxation recoverable		1,612	2,887
Cash and deposits	17	271,325	205,140
		1,908,199	1,715,058
Current Liabilities			
Payables	18	634,670	792,384
Taxation payable		56,002	1,895
Dividends payable	19	59,964	32,123
Bank overdraft and short term loans	20	343,194	594,482
Current portion of long term liabilities	23	58,391	89,132
		1,152,221	1,510,016
Net Current Assets		755,978	205,042
		2,664,763	2,006,767
FINANCED BY			
Share Capital	21	428,313	321,235
Capital Reserve	22	910,166	875,453
Retained Earnings		770,677	599,709
		2,109,156	1,796,397
Long Term Liabilities	23	555,607	210,370
		2,664,763	2,006,767

On behalf of the Board

....

Robert E. Levy Director

....

Malcolm D. L. McDonald Director

Jamaica Broilers Group Limited

Group Statement of Changes in Equity

Year ended 27 April 2002

	Note	Number of Shares	Share Capital	Capital Reserve	Retained Earnings	Total
		'000	$'000	$'000	$'000	$'000
Balance at 29 April 2000		642,470	321,235	848,027	344,106	1,513,368
Translation gain	22	-	-	27,426	-	27,426
Net profit		-	-	-	313,425	313,425
Dividends	19	-	-	-	(57,822)	(57,822)
Balance at 28 April 2001		642,470	321,235	875,453	599,709	1,796,397
Bonus issue of shares	21	214,156	107,078	-	(107,078)	-
Translation gain	22	-	-	34,713	-	34,713
Net profit		-	-	-	338,010	338,010
Dividends	19	-	-	-	(59,964)	(59,964)
Balance at 27 April 2002		856,626	428,313	910,166	770,677	2,109,156

Jamaica Broilers Group Limited

Group Statement of Cash Flows

Year ended 27 April 2002

	27 April 2002 $'000	28 April 2001 $'000
CASH RESOURCES WERE PROVIDED BY/(USED IN):		
Operating Activities		
Net profit	338,010	313,425
Items not affecting cash resources:		
Depreciation	158,482	150,232
Deferred expenditure written off	1,448	15,210
Loss/(Gain) on disposal of fixed assets	8,444	(1,153)
Profit on disposal of investment	(20,438)	-
Share of losses of limited partnership	5,451	-
Unremitted profit in associated companies	(45,000)	(38,662)
	446,397	439,052
Changes in non-cash working capital components:		
Inventories	(38,072)	(61,451)
Receivables	(81,342)	(59,194)
Taxation	55,382	3,626
Affiliates	(8,817)	5,169
Payables	(157,714)	136,644
	(230,563)	24,794
Cash provided by operating activities	215,834	463,846
Financing Activities		
Long term loans, net	314,496	(127,894)
Dividends paid	(32,123)	(51,398)
Exchange loss on financing activities of foreign subsidiaries	6,665	10,897
Cash provided by/(used in) financing activities	289,038	(168,395)

Jamaica Broilers Group Limited

Group Statement of Cash Flows

Year ended 27 April 2002

	27 April 2002 $'000	28 April 2001 $'000
Investing Activities		
Purchase of investments	-	(326)
Deferred expenditure	-	(848)
Proceeds from disposal of fixed assets	28,229	7,553
Proceeds from sale of investment	20,449	-
Purchase of fixed assets	(264,125)	(339,822)
Exchange gain on investing activities of foreign subsidiaries	28,048	18,498
Cash used in investing activities	(187,399)	(314,945)
Increase/(decrease) in net cash and cash equivalents	317,473	(19,494)
Net cash and cash equivalents at beginning of year	(389,342)	(369,848)
NET CASH AND CASH EQUIVALENTS AT END OF YEAR	(71,869)	(389,342)
Cash and cash equivalents comprise:		
Cash and deposits	271,325	205,140
Bank overdraft and short term loans	(343,194)	(594,482)
	(71,869)	(389,342)

Jamaica Broilers Group Limited

Company Balance Sheet

27 April 2002

	Note	27 April 2002 $'000	28 April 2001 $'000
NET ASSETS EMPLOYED			
Fixed Assets	10	1,121,198	1,009,908
Investments	11	198,037	153,048
Deferred Expenditure	12	16,671	17,540
Interest in Subsidiaries	13	421,201	285,796
Current Assets			
Inventories	14	683,471	650,098
Subsidiaries		-	47,175
Receivables	15	495,451	447,933
Affiliates	16(b)	13,199	4,382
Taxation recoverable		-	730
Cash and deposits	17	175,574	154,599
		1,367,695	1,304,917
Current Liabilities			
Payables	18	520,015	681,224
Taxation payable		51,808	-
Subsidiaries		55,805	-
Dividends payable	19	59,964	32,123
Bank overdraft and short term loans	20	311,293	570,580
Current portion of long term liabilities	23	30,309	60,686
		1,029,194	1,344,613
Net Current Assets/(Liabilities)		338,501	(39,696)
		2,095,608	1,426,596
FINANCED BY			
Share Capital	21	428,313	321,235
Capital Reserve	22	421,159	421,159
Retained Earnings		770,677	599,709
		1,620,149	1,342,103
Long Term Liabilities	23	475,459	84,493
		2,095,608	1,426,596

On behalf of the Board

....

Robert E. Levy Director

....

Malcolm D. L. McDonald Director

Jamaica Broilers Group Limited

Company Statement of Changes in Equity

Year ended 27 April 2002

	Note	Number of Shares '000	Share Capital $'000	Capital Reserve $'000	Retained Earnings $'000	Total $'000
Balance at 29 April 2000		642,470	321,235	421,159	344,106	1,086,500
Net profit		-	-	-	313,425	313,425
Dividends	19	-	-	-	(57,822)	(57,822)
Balance at 28 April 2001		642,470	321,235	421,159	599,709	1,342,103
Bonus issue of shares		214,156	107,078	-	(107,078)	-
Net profit		-	-	-	338,010	338,010
Dividends	19	-	-	-	(59,964)	(59,964)
Balance at 27 April 2002		856,626	428,313	421,159	770,677	1,620,149

Jamaica Broilers Group Limited

Notes to the Financial Statements

27 April 2002

1. Identification

Jamaica Broilers Group Limited (the company) is a company limited by shares incorporated under the laws of Jamaica.

The principal activities of the company, its subsidiaries and its associated companies include the production and distribution of chicken, beef, fish, and animal feeds (Note 2(b)).

All amounts in these financial statements are stated in Jamaican dollars except where otherwise noted.

2. Significant Accounting Policies

(a) Basis of preparation

These financial statements have been prepared in accordance with and comply with Jamaican Accounting Standards, and have been prepared under the historical cost convention, as modified by the revaluation of certain fixed assets.

(b) Consolidation

The group financial statements include the financial statements of the company and its operating divisions, subsidiaries and associated companies as follows:

	Principal Activities	% Ownership at 27 April 2002
Resident in Jamaica:		
Operating divisions		
Best Dressed Chicken	Poultry production and feed milling	100
Best Dressed Foods	Distributors of chicken, beef and fish	100
Content Agricultural Products	Beef production	100
Hi-Pro Farm Supplies	Feed sales/retailers of farming equipment and supplies	100
Jamaica Eggs Services	Pullet production	100
Subsidiaries		
Aquaculture Jamaica Limited and its wholly owned subsidiaries:	Fish farming	100
Jamaica Freshwater Snapper Limited	Fish farming	100
T.Hart Farms Limited	Fish farming	100
Content Agricultural Products Limited	Property rental	100
Energy Associates Limited	Holding and investment company	100
Jabexco Limited	Non-trading	100
Jamaica Eggs Limited	Property rental	100
Jamaica Poultry Breeders Limited	Hatching egg production	100
Levy Industries Limited and its subsidiaries:	Property rental	100
Caribbean Asbestos Products Limited	Non-trading	90
Caribbean Industrial Equipment Limited	Non-trading	90
Master Blend Feeds Limited	Property rental	100
West Indies Nutritional Corporation Limited	Manufacturers and distributors of feed ingredients	100
Best Dressed Chicken Limited	Non-trading	100
J. B. Trading Limited	Non-trading	100
Trafalgar Agriculture Development Limited	Non-trading	100

2. Significant Accounting Policies (Continued)

(b) Consolidation (Continued)

	Principal Activities	% Ownership at 27 April 2002
Resident outside of Jamaica:		
International Poultry Breeders LLC, U.S.A.	Hatching egg production	90
Jabexco Cayman Limited, Cayman	Non-trading	40
JBG (UK) Limited and its associated company:	Holding company	100
JPH Investments Limited, U.K.	Investment company	50
Wincorp International, Inc., U.S.A. and its subsidiary:	Procurers and distributors of agricultural and industrial supplies	100
Consolidated Freight and Shipping, Inc.	Ocean freight consolidator	100
Associated companies resident in Jamaica:		
Capital & Credit Holdings Limited and Its wholly owned subsidiaries:	Holding and investment company	20
Capital & Credit Merchant Bank Limited	Merchant and investment banking	20
CCM Limited	Investment company	20

Jabexco Cayman Limited is consolidated in these accounts on the basis of significant control by virtue of an agreement with other investors and through significant control exercised by Jamaica Broilers Group Limited over the financial and operating policies of the company.

(c) Equity accounting

The financial statements of the holding company have been prepared on the equity basis whereby its share of the profits or losses of subsidiaries and associated companies are recognised as an increase or decrease in investment and retained earnings.

(d) Use of estimates

The preparation of financial statements in conformity with Jamaican generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Jamaica Broilers Group Limited

Notes to the Financial Statements

27 April 2002

2. **Significant Accounting Policies (Continued)**

(e) Fixed assets and depreciation

Fixed assets are stated at cost or valuation. Depreciation is calculated for all fixed assets, except freehold land, on the straight line basis at such rates as will write off the assets over the period of their expected useful lives. The expected useful lives are as follows:

Freehold buildings	11 - 100 years
Leasehold property	Life of lease
Machinery and equipment	4 – 33 years
Furniture and fixtures	10 years
Motor vehicles	3 – 5 years

Gains and losses on disposal of fixed assets are determined by reference to their carrying amount and are taken into account in determining operating profit.

(f) Quoted and other investments

Quoted and other investments are shown at cost and provision is only made where, in the opinion of the Directors, there is a permanent dimunition in value. Where there has been a permanent dimunition in the value of an investment, it is recognised as an expense in the period in which the dimunition is identified.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the profit and loss account.

(g) Deferred expenditure

This is amortised over the expected period of benefit or in the case of leasehold property over the shorter of the remaining life of the asset or the remainder of the lease term.

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined as follows:-

(i) Flocks in field together with breeder and layer flocks and pullets at accumulated cost of chicks, feed, medication, and in respect of breeder flocks and livestock, accumulated production costs.

(ii) Processed broilers, beef and fish at accumulated cost of growing and processing, or landed cost.

(iii) Finished feeds and fertilizers at cost of production.

(iv) All other items of inventory at landed cost or purchase price.

2. Significant Accounting Policies (Continued)

(i) Trade receivables
Trade receivables are carried at anticipated realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

(j) Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise cash at bank and in hand, and deposits held at call with banks, net of bank overdraft and short term loans.

(k) Leases
Leases of fixed assets where the group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in finance lease obligations. The interest element of the finance charge is charged to the profit and loss account over the lease period. The fixed assets acquired under finance leasing contracts are depreciated over the useful lives of the assets.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the profit and loss account on a straight-line basis over the period of the lease.

(l) Revenue recognition
Sales are recognised upon delivery of products and customer acceptance or performance of services, net of discounts and allowances. Interest income is recognised on the accruals basis.

(m) Foreign currencies

(i) Transactions in currencies other than the principal currency are accounted for at the exchange rates in effect on the transaction dates.

(ii) Assets and liabilities denominated in foreign currencies are translated into Jamaican dollars at the rates of exchange prevailing at balance sheet date and the resulting gain or loss reflected in the profit and loss account except that translation differences on foreign currency liabilities relating to the acquisition of fixed assets are included in the carrying amount of the related fixed assets.

(iii) The financial statements of the foreign subsidiaries are translated into Jamaican dollars using the exchange rate prevailing at balance sheet date. The resultant gains or losses are reflected in capital reserve.

Jamaica Broilers Group Limited
Notes to the Financial Statements
27 April 2002

2. Significant Accounting Policies (Continued)

(n) Financial instruments
Financial instruments carried on the balance sheet include cash and deposits, investments, receivables, payables, bank overdraft and short term loans and long term liabilities. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The fair values of the group's financial instruments are discussed in Note 25.

(o) Pension costs
The group accrues and funds these costs annually and such costs are actuarially determined.

(p) Deferred taxation
Deferred taxation is not recognised in these financial statements because timing differences are not considered likely to reverse in the foreseeable future.

(q) Comparative information
Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

3. Turnover

The group turnover represents the price of goods and services sold to customers after deducting discounts and allowances.

Jamaica Broilers Group Limited
Notes to the Financial Statements
27 April 2002

4. Operating Profit

The following have been charged/(credited) in arriving at operating profits:

	27 April 2002 $'000	28 April 2001 $'000
Auditors' remuneration	9,541	10,953
Depreciation	158,482	150,232
Directors' emoluments -		
Fees	3,720	2,856
Management remuneration (included in staff costs)	29,250	43,545
Loss/(Gain) on disposal of fixed assets	8,444	(1,153)
Operating lease expense	11,413	8,885
Repairs and maintenance	147,711	161,851
Staff costs (Note 5)	886,487	984,741

5. Staff Costs

	27 April 2002 $'000	28 April 2001 $'000
Wages, salaries and contractors' costs	717,442	799,188
Statutory contributions	45,539	59,137
Pension costs	13,230	17,004
Other	110,276	109,412
	886,487	984,741
Restructuring costs (Note 7)	19,076	115,033
	905,563	1,099,774

The number of persons employed by the Group at the year end were as follows:

	27 April 2002 No.	27 April 2001 No.
Full-time	321	425
Part-time	9	31
Contractors and their employees	1,221	1,072
	1,551	1,528

6. Finance Cost

	27 April 2002 $'000	28 April 2001 $'000
Interest and other investment income	7,395	15,848
Interest expense		
Bank borrowings	(111,662)	(150,686)
Finance leases	(6,268)	(19,914)
	(117,930)	(170,600)
	(110,535)	(154,752)

7. Exceptional Items

	27 April 2002 $'000	28 April 2001 $'000
These comprise:		
Restructuring costs	(19,076)	(115,033)
Refund from pension scheme	-	120,000
Profit on disposal of investment	20,438	-
Provision for receivables	(27,993)	(4,362)
	(26,631)	605

The restructuring cost is a consequence of the implementation of a restructuring and reorganisation programme throughout the Group which resulted in certain positions being made redundant.

The refund represented a portion of the Group's pension scheme surplus identified during the valuation conducted in 1999 (Note 27).

Jamaica Broilers Group Limited

Notes to the Financial Statements

27 April 2002

8. Taxation

(a) The egg production operation of Jamaica Poultry Breeders Limited was relieved from income tax until 1989 by virtue of the provisions of the Industrial Incentives Act. With effect from 1990 the egg production and crop growing operations are relieved from income tax for ten years under the provisions of the Income Tax (Approved Farmers) Act. A further five year period of relief was granted in 2000 by the Ministry of Agriculture.

Under the Income Tax Act mentioned above, the fish farming operations of Aquaculture Jamaica Limited were also relieved from income tax for a period of ten years ended April 1993. This period was extended to April 1998.

Subject to agreement by the Commissioner of Income Tax, profits in the holding and subsidiary companies that are available for distribution to shareholders resident in Jamaica, without deduction of income tax, amount to approximately $34,003,000.

(b) Taxation charge is based on the group profit for the period, adjusted for taxation purposes and consists of:

	27 April 2002 $'000	28 April 2001 $'000
Income tax at 33 1/3%	(132,284)	(116,255)
Tax credit on bonus shares	21,416	26,770
Prior year over accrual	4,963	2,223
Special capital allowance	51,833	76,186
Overseas taxation	(1,475)	(876)
Associated companies	(7,000)	(9,066)
	(62,547)	(21,018)

The group tax charge for both years is disproportionate to the reported profit as a result of the utilisation of tax losses, special capital allowance and tax credit on bonus shares.

The special capital allowance is subject to approval by the Ministry of Industry and Commerce.

(c) Subject to agreement by the Commissioner of Income Tax, losses available for offset against future profits of local entities amount to approximately $18,598,000 and can be carried forward indefinitely.

Jamaica Broilers Group Limited
Notes to the Financial Statements
27 April 2002

9. Earnings Per Stock Unit

The calculation of earnings per 50 cents ordinary stock unit is based on the group net profit and 856,626,000 ordinary stocks units in issue. The previous year's earnings per stock unit has been revised to take into consideration the bonus share issue during the year.

10. Fixed Assets

THE GROUP

	Freehold Land	Freehold Buildings	Leasehold Property	Machinery & Equipment	Furniture & Fixtures	Motor Vehicles	Capital Work in Progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At Cost or Valuation -								
At 29 April 2001	80,353	986,530	51,937	991,464	95,812	299,241	137,783	2,643,120
Additions at cost	-	2,686	846	74,703	9,656	27,104	145,329	260,324
Translation	417	3,757	328	2,938	649	923	19	9,031
Disposals	(1,362)	(38,369)	(380)	(5,546)	(1,172)	(28,364)	-	(75,193)
Transfers	-	86,640	-	99,348	47,419	-	(233,407)	-
At 27 April 2002	79,408	1,041,244	52,731	1,162,907	152,364	298,904	49,724	2,837,282
Depreciation -								
At 29 April 2001	-	345,112	23,483	393,165	59,489	204,622	-	1,025,871
Charge for the year	-	22,906	4,301	68,481	29,297	33,497	-	158,482
Translation	-	1,485	178	1,658	515	1,394	-	5,230
Relieved on disposal	-	(18,072)	(370)	(3,186)	(495)	(16,397)	-	(38,520)
At 27 April 2002	-	351,431	27,592	460,118	88,806	223,116	-	1,151,063
Net Book Value -								
At 27 April 2002	79,408	689,813	25,139	702,789	63,558	75,788	49,724	1,686,219
At 28 April 2001	80,353	641,418	28,454	598,299	36,323	94,619	137,783	1,617,249

Jamaica Broilers Group Limited

Notes to the Financial Statements

27 April 2002

10. Fixed Assets (Continued)

	THE COMPANY							
	Freehold Land	Freehold Buildings	Leasehold Property	Machinery & Equipment	Furniture & Fixtures	Motor Vehicles	Capital Work in Progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At Cost or Valuation -								
At 29 April 2001	37,621	379,669	10,745	833,003	73,694	258,262	63,628	1,656,622
Additions at cost	-	1,546	588	68,720	9,600	23,865	130,646	234,965
Disposals	-	-	-	(3,263)	(15)	(24,991)	-	(28,269)
Transfers	-	72,047	-	30,143	47,419	-	(149,609)	-
At 27 April 2002	37,621	453,262	11,333	928,603	130,698	257,136	44,665	1,863,318
Depreciation -								
At 29 April 2001	-	119,586	81	302,999	44,465	179,583	-	646,714
Charge for the year	-	6,375	415	49,385	27,318	27,330	-	110,823
Relieved on disposal	-	-	-	(2,224)	-	(13,193)	-	(15,417)
At 27 April 2002	-	125,961	496	350,160	71,783	193,720	-	742,120
Net Book Value -								
At 27 April 2002	37,621	327,301	10,837	578,443	58,915	63,416	44,665	1,121,198
At 28 April 2001	37,621	260,083	10,664	530,004	29,229	78,679	63,628	1,009,908

Fixed assets, excluding furniture and fixtures, motor vehicles and assets having a fixed option price, were revalued during 1988 and 1990 and land and buildings during 1993 by Orville Grey and Associates and D.C. Tavares & Finson Company Limited as follows:

a) Land at fair market value
b) Buildings and machinery and equipment at depreciated replacement cost.

All other assets and subsequent additions are stated at cost. The gains arising on the above revaluations have been credited to capital reserve (Note 22).

Included in fixed assets for the group are motor vehicles and equipment costing $161,034,000 (2001 - $164,767,000), which have been acquired under finance leases (Note 23).

Jamaica Broilers Group Limited
Notes to the Financial Statements
27 April 2002

11. Investments

	The Group		The Company	
	27 April 2002 $'000	28 April 2001 $'000	27 April 2002 $'000	28 April 2001 $'000
Associated Companies -				
At cost	7,887	7,887	7,887	7,887
Group's share of reserves	189,396	144,396	189,396	144,396
Quoted Securities -				
At cost (market value - $3,219,000: 2001 - $19,395,000)	131	142	131	142
Co-generation project	6,677	12,128	-	-
Other unquoted shares at cost	623	623	623	623
	204,714	165,176	198,037	153,048

The cost incurred in respect of the co-generation project represents the company's investment in ERI Jam, LLC, a limited partnership, through the group's wholly-owned subsidiary Energy Associates Limited.

12. Deferred Expenditure

	The Group		The Company	
	27 April 2002 $'000	28 April 2001 $'000	27 April 2002 $'000	28 April 2001 $'000
This comprises -				
Lease acquisition agreement	16,671	17,540	16,671	17,540
Others	1,181	1,760	-	-
	17,852	19,300	16,671	17,540

The lease acquisition agreement arose on the purchase of T. Hart Farms Limited. The cost incurred is being amortised over the remaining life of the lease.

Jamaica Broilers Group Limited
Notes to the Financial Statements
27 April 2002

13. Interest in Subsidiaries

	The Company	
	27 April 2002	28 April 2001
	$'000	$'000
Shares at cost and valuation of bonus shares received	80,980	80,980
Accumulated post acquisition profits of subsidiaries	340,221	204,816
	421,201	285,796

14. Inventories

	The Group		The Company	
	27 April 2002	28 April 2001	27 April 2002	28 April 2001
	$'000	$'000	$'000	$'000
Poultry, cattle and fish	280,697	303,480	139,915	175,889
Pullets, processed broilers, beef and fish	204,144	121,397	160,533	81,403
Finished feeds and fertilizers	19,626	15,556	13,624	14,891
Grain and feed ingredients	154,311	189,620	119,281	124,576
Inventories for resale and spares	217,827	249,934	182,351	227,158
Goods in transit and others	78,437	36,983	67,767	26,181
	955,042	916,970	683,471	650,098

15. Receivables

	The Group		The Company	
	27 April 2002 $'000	28 April 2001 $'000	27 April 2002 $'000	28 April 2001 $'000
Trade receivables	581,220	491,234	454,895	360,248
Receivables from directors	5,504	5,504	5,504	5,504
Prepayments	12,981	46,160	8,328	33,347
Other receivables	123,146	134,649	78,017	120,666
	722,851	677,547	546,744	519,765
Less: Provision for doubtful debts	(55,830)	(91,868)	(51,293)	(71,832)
	667,021	585,679	495,451	447,933

16. Related Party Transactions

(a) The following related party transactions and balances arose in the ordinary course of business and were conducted at arms length:

	27 April 2002 $'000	28 April 2001 $'000
Capital & Credit Merchant Bank Limited -		
Interest received	1,650	-

(b) Amount due from affiliates is comprised as follows:

	The Group and The Company	
	27 April 2002 $'000	28 April 2001 $'000
Portland Corporation Limited	2,992	3,102
Jamaica Broilers Employees Trust	10,207	1,280
	13,199	4,382

16. Related Party Transactions (Continued)

(c) Included in cash and deposits are amounts $45,689,000 (2001 - $Nil) on deposit with Capital & Credit Merchant Bank Limited.

(d) Transactions and balances with Directors and their connected parties during the year are as follows:

	27 April 2002 $'000	28 April 2001 $'000
Amounts due from related parties	8,971	8,950
Amounts due to related parties	(140)	(4,880)
Interest and other expenses paid to related parties	9,343	164

(e) Transactions and balances with Officers during the year are as follows:

	27 April 2002 $'000	28 April 2001 $'000
Loan balances, net	4,659	6,348
Legal and professional fees	100	6,276

17. Cash and Deposits

	The Group		The Company	
	27 April 2002 $'000	28 April 2001 $'000	27 April 2002 $'000	28 April 2001 $'000
Cash at bank and in hand	221,616	121,907	126,260	71,744
Short term deposits	49,709	83,233	49,314	82,855
	271,325	205,140	175,574	154,599

The weighted average effective interest rate on short term deposits was 11% (2001 - 12%).

Jamaica Broilers Group Limited
Notes to the Financial Statements
27 April 2002

18. Payables

	The Group		The Company	
	27 April 2002 $'000	28 April 2001 $'000	27 April 2002 $'000	28 April 2001 $'000
Trade payables	372,052	458,993	275,248	381,117
Accrued charges	180,113	155,483	154,941	128,590
Statutory contributions payable	3,247	8,667	2,824	7,282
Other payables	79,258	169,241	87,002	164,235
	634,670	792,384	520,015	681,224

19. Dividends

	The Group and The Company	
	27 April 2002 $'000	28 April 2001 $'000
Interim dividend paid- Nil cents (2001 – 4 cents) per share	-	25,699
Interim dividend proposed - 7 cents (2001 - 5 cents) per share	59,964	32,123
	59,964	57,822

20. Bank Overdraft and Short Term Loans

Overdraft facilities and certain short term loans are secured by debentures over the assets of the company held by Citibank N.A., National Commercial Bank Jamaica Limited and Bank of Nova Scotia Jamaica Limited.

The overdraft facilities provided by Bank of Nova Scotia Jamaica Limited are also secured by a debenture over the assets of a subsidiary (Note 23).

Jamaica Broilers Group Limited
Notes to the Financial Statements
27 April 2002

21. Share Capital

	27 April 2002 $'000	28 April 2001 $'000
Authorised -		
866,000,000 (2001- 650,000,000) Ordinary shares of 50 cents each	433,000	325,000
Issued and fully paid -		
856,626,000 (2001 - 642,470,000) Ordinary shares of 50 cents each	428,313	321,235

It was resolved during the year that the authorized share capital of the company be increased to $433,000,000 by the creation of 216,000,000 ordinary shares of 50 cents each, such shares to rank pari passu with the existing ordinary shares of the company. From the authorised shares, 214,156,000 ordinary shares were then issued as bonus shares by the capitalisation of $107,078,000 from retained earnings on the basis of one share for every three stock units held as at 11 December 2001.

Jamaica Broilers Group Limited
Notes to the Financial Statements
27 April 2002

22. Capital Reserve

	The Group		The Company	
	27 April 2002	28 April 2001	27 April 2002	28 April 2001
	$'000	$'000	$'000	$'000
At beginning of year -				
Share premium	165,499	165,499	165,499	165,499
Realised capital gains	23,869	23,869	17,845	17,845
Unrealised surplus on revaluations	533,465	533,465	221,621	221,621
Reserve on consolidation	25,507	25,507	-	-
Gains on translation of financial statements of foreign subsidiaries	127,113	99,687	16,194	16,194
	875,453	848,027	421,159	421,159
Movements during the year -				
Translation gain	34,713	27,426	-	-
At end of year	910,166	875,453	421,159	421,159
Consisting of -				
Share premium	165,499	165,499	165,499	165,499
Realised capital gains	23,869	23,869	17,845	17,845
Unrealised surplus on revaluations	533,465	533,465	221,621	221,621
Reserve on consolidation	25,507	25,507	-	-
Gains on translation of financial statements of foreign subsidiaries	161,826	127,113	16,194	16,194
	910,166	875,453	421,159	421,159

Jamaica Broilers Group Limited
Notes to the Financial Statements
27 April 2002

23. Long Term Liabilities

The group has financing agreements with several financial institutions as follows:

	The Group		The Company	
	27 April 2002 $'000	28 April 2001 $'000	27 April 2002 $'000	28 April 2001 $'000
(a) Citi-Merchant Bank Ltd – 3 year Bond - 20%	200,000	-	200,000	-
(b) American Banking Company US$2.37M - 1996/2006 - 9%	24,379	69,453	-	-
(c) Citibank N.A. -1999/2004 – 10 - 29%	13,421	53,066	13,421	53,066
(d) Citibank N.A. – US$4.5M – 4.9%	215,221	-	215,221	-
(e) Jamaica Exporters Association Limited US$500,000 2005 - 3%	23,913	22,847	23,913	22,847
(f) Bank of Nova Scotia Economic Growth Fund – 8.5%	19,800	25,469	3,487	25,469
(g) Development Bank of Jamaica 2003/2008 – 9.5%	46,000	30,000	-	-
(h) Sundry mortgages and loans	42,960	56,445	22,935	5,198
	585,694	257,280	478,977	106,580
Finance Lease Obligations 2001/2002–2004/2005 – various rates	28,304	42,222	26,791	38,599
	613,998	299,502	505,768	145,179
Less: Current portion of long term liabilities	58,391	89,132	30,309	60,686
	555,607	210,370	475,459	84,493

Loans, guarantees and other banking facilities extended by Bank of Nova Scotia Jamaica Limited, Citibank N.A., and National Commercial Bank Jamaica Limited to the group are secured by debentures governed by an intercreditor agreement between the parties. Guarantees by the holding company on behalf of all subsidiary companies have been provided (Note 20).

The Bank of Nova Scotia Jamaica Limited Economic Growth Fund loan, issued through the Development Bank of Jamaica, is secured by existing and new debentures and collateral security held by the bank creating charges over the assets of Best Dressed Chicken Division and Master Blend Feeds Limited.

The Citi-Merchant Bank Ltd 3 year Bond is guaranteed by promissory notes.

The loan extended by Bank of Nova Scotia Jamaica Limited under a non-revolving facility was secured by existing debentures and collateral security held by the bank creating charges over the assets of Best Dressed Chicken Division.

The Development Bank of Jamaica Limited loan is repayable by 21 consecutive quarterly installments commencing March 2003. It is guaranteed by a promissory note to the value of the loan.

Jamaica Broilers Group Limited
Notes to the Financial Statements
27 April 2002

23. Long Term Liabilities (Continued)

The Jamaica Exporters Association Limited loan is guaranteed by National Commercial Bank of Jamaica Limited.

Under the terms of certain agreements with the Bank of Nova Scotia Jamaica Limited and Citibank N.A, the company and the group are required to maintain certain financial ratios. At 27 April 2002, the company was in compliance with these requirements.

24. National Housing Trust

Contributions to the National Housing Trust not included in these financial statements are recoverable in the years 2002 to 2005 as follows:

The Group	$243,000
The Company	$190,000

25. Financial Instruments

(a) Currency risk
The consolidated balance at 27 April 2002 includes aggregate net foreign liabilities of approximately US$13,900,000 (2001 – US$10,600,000) in respect of transactions arising in the ordinary course of business.

(b) Credit risk
The company has no significant concentration of credit risk. Cash at bank and deposits are placed with substantial financial institutions.

(c) Interest rate risk
Interest rate risk mainly arises through interest-bearing liabilities and assets. Interest rate risk is managed by the group using various techniques.

(d) Fair value
The amounts included in the financial statements for cash and deposits, receivables, due from affiliates, payables, bank overdraft and short term loans reflect their approximate fair value because of the short term to maturity. The directors are of the opinion that the carrying values of other financial instruments, such as long term liabilities and debt instrument investments approximate their fair values as they are contracted at market rates. The fair value of other investments is determined based on quoted market prices, and where market prices are not available, an approximation of the fair value is based on the net underlying assets of the investee (Note 11).

Jamaica Broilers Group Limited

Notes to the Financial Statements

27 April 2002

26. Commitments and Contingencies

(a) The company has issued a letter of comfort indicating its intention to provide financial support to its subsidiary International Poultry Breeders LLC.

(b) The company had capital commitments at year end of $Nil in respect of projects undertaken (2001 - $12,000,000).

(c) The group has obligations under long term operating leases for premises. Future minimum lease payments for such commitment are as follows:

	27 April 2002	28 April 2001
	$'000	$'000
Year ending April 2002	-	9,601
2003	6,839	6,390
2004	4,201	3,876
2005	120	-
	11,160	19,867

27. Pension and Superannuation Schemes

The Group participates in a defined benefit contributory pension scheme which is open to all permanent employees and is administered by an external agency. The basis of contribution by employer and employee is in line with actuarial recommendations. Benefits under the schemes are based on the average salary for the last two years of service or the two years in which the highest salaries of the employee have been earned.

An actuarial valuation as at 31 December 1999 revealed a surplus of assets over past and future service liabilities amounting to $182,600,000 from which a refund of $120,000,000 was made to the employer in 2001 (Note 7).

A further actuarial valuation as at 31 October 2001 of the scheme, revealed that there is a past service surplus of $181,700,000.

28. Subsequent Events

a) Subsequent to the year end, the company acquired the ordinary shares of Aqualapia Limited for a purchase price of $32,349,000. The agreement required cash payments by completion date and a $11,000,000 four-year negotiable Promissory Note attracting interest at 10% per annum.

b) In May 2002, the company received $100,000,000 representing refund of pension surplus from the main pension scheme.